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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                        XM Satellite Radio Holdings Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   983759 10 1
                                 (CUSIP Number)

            Randy S. Segal, Senior Vice President and General Counsel
            ---------------------------------------------------------
        Motient Corporation, 10802 Parkridge Boulevard, Reston, VA 20191
        ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                April 3, 2001
                                ----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  983759 10 1                              13D Amendment No. 5 - Page 2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Motient Corporation
           93-0976127
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------

3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

                           7            SOLE VOTING POWER:       14,757,262
        NUMBER OF
          SHARES        --------------------------------------------------------
       BENEFICIALLY
         OWNED BY          8            SHARED VOTING POWER:              0
           EACH
        REPORTING       --------------------------------------------------------
          PERSON
           WITH            9            SOLE DISPOSITIVE POWER:  14,757,262

                        --------------------------------------------------------

                          10            SHARED DISPOSITIVE POWER:         0
                        --------------------------------------------------------
11
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           14,757,262
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           25.4%
--------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             AMENDED SCHEDULE 13D(1)


Item 4.           Purpose of Transaction

         Item 4 is amended and restated in its entirety as follows:



         Motient purchased 200,000 shares of Class A Stock (the "Offering Shares") in the Offering in order to demonstrate its commitment to the Issuer's long-term business plans and objectives, and because Motient concluded that the initial public offering price of the Offering represented an attractive opportunity to increase its equity position in the Issuer. Motient also noted that several of the other significant equity stakeholders in the Issuer elected to similarly participate in the Offering.

         The shares of Class B Stock owned by Motient (or, in the case of shares of Class A Stock other than the Offering Shares, the Class B Stock from which such other shares of Class A Stock were converted) were acquired for various consideration, over a period of several years, prior to the consummation of the Offering, and prior to the Issuer becoming subject to Section 12(g) of the Exchange Act. These transactions are described in detail in Item 3 above. Motient was the initial, sole stockholder of the Issuer. The subsequent changes in Motient's ownership interest in the Issuer, prior to the Offering, were effected to maximize the potential future value to Motient and its stockholders of its interest in the Issuer.

         Certain of Motient's rights with respect to the Issuer are governed by a shareholders' agreement by and among the Issuer, Motient, and certain other significant shareholders of the Issuer (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, Motient currently has three representatives on the Board of Directors of the Issuer. In addition, two independent members of the Board of Directors of the Issuer must be approved by Motient and the other parties to the Shareholders' Agreement. Certain other material provisions of the Shareholders' Agreement are described in more detail in Item 6 below.

         There are certain restrictions on Motient's ability to sell or otherwise transfer the Securities. Under the Shareholders' Agreement, shares of Class B Stock are transferable only upon conversion into shares of Class A Stock.

         The Securities are also subject to certain pledge agreements and related contingencies. Motient has granted a first priority lien on all of the 852,243 shares of Class A Stock and 2,147,757 shares of the Class B Stock owned by it to Rare Medium Group, Inc. ("RMG"), to secure Motient's obligations to RMG under a $25 million note (the "RMG Note") issued by Motient to RMG on April 3, 2001. The RMG Note is payable in cash or shares of Class A Stock owned by Motient, and is also exchangeable at the option of RMG into shares of Class A Stock owned by Motient. Motient may, under certain circumstances, issue an additional note to RMG for up to $25 million (the "Second RMG Note"), on substantially the same terms as the RMG Note. Motient has agreed with RMG that the Second RMG Note will be secured by a first priority lien on an additional 2,000,000 shares of Class B Stock owned by Motient, subject to the release of liens on such shares currently held by Motient's bank facility guarantors, as described below.

         Motient has granted a second priority lien on all of the shares of Class A Stock and Class B Stock pledged to RMG as described above, to its bank lenders, and has also granted a third priority lien on all of such shares to Hughes Electronics Corporation, Singapore Telecommunications, Ltd., and Baron Capital Partners, L.P. (the "Bank Guarantors"), who are guarantors of Motient's term and revolving loan facilities. These liens will be released by the banks and Bank Guarantors upon any transfer of the shares to RMG in connection with a payment of principal under, or upon an exchange of, the RMG Note in accordance with its terms.

         Motient has also granted a first priority lien on all of the remaining 11,757,262 shares of Class B Stock owned by it to its bank lenders. These liens, and the liens described above granted to the banks, secure Motient's obligations under its term loan facility and revolving credit agreement. Motient has also granted a second priority lien on all of the remaining 11,757,262 shares of Class B Stock owned by it to the Bank Guarantors. These liens, and the liens described above granted to the Bank Guarantors, secure Motient's obligations under an agreement that requires Motient to reimburse the Bank Guarantors in the event the Bank Guarantors are required to make any payment under the bank facility guarantees.

--------
(1) Amending the Amended and Restated Schedule 13D dated February 9, 2001.

         The bank lenders and Bank Guarantors have agreed to release the liens they hold on up to 1,000,000 of the 11,757,262 shares of Class B Stock described above, in the event Motient wishes to sell such shares. Motient does not have any current plan to sell such shares, although it may determine to do so at any time in the future, depending, in part, on the factors described in the following paragraph. The ability of Motient to sell any shares of Class B Stock owned by it is also limited by certain covenants relating to sales of assets contained in its term loan and revolving credit agreements, as well as in the purchase agreement with RMG relating to the RMG Note and the Second RMG Note.

         Except as described above in this Item 4 and below in Item 6, Motient does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Shareholders' Agreement, Motient may determine to change its investment intent with respect to the Issuer at any time in the future. Motient intends to vote its shares as it deems appropriate from time to time. In determining from time to time whether to sell its shares of the Issuer's Class A Stock (and in what amounts) or to retain such shares, Motient will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, Motient's liquidity requirements, general economic conditions, regulatory matters, and other opportunities available to Motient. Motient reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

         To the best knowledge of Motient, all shares identified in Item 5 below as beneficially owned by persons listed in Annex A were acquired by such persons for investment purposes. Such persons may buy or sell shares of Class A Stock in the future as they deem appropriate, but, to the best knowledge of Motient, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.           Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety as follows:



         Based on information provided to Motient by the Issuer and based on information contained in filings and reports made with the SEC available as of the date hereof (collectively, the "Available Data"), there are 44,285,938 shares of Class A stock outstanding.


         As of April 3, 2001, Motient beneficially owned 852,243 shares of Class A Stock, which represents approximately 1.9% of the Class A Stock outstanding (assuming 44,285,938 shares were outstanding on April 3, 2001). Subject to the restrictions and agreements described in Item 4 above, Motient has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares.

         Motient also beneficially owns 13,905,019 shares of Class B Stock. The Issuer's Class B Stock is convertible into Class A Stock on a one-for-one basis. Class B Stock is entitled to three votes for each share, and Class A Stock is entitled to one vote per share. Because the Class B Stock is currently convertible into Class A Stock, under Rule 13d-3 under the Exchange Act, Motient is deemed to beneficially own the shares of Class A Stock that can be acquired upon conversion of the Class B Stock. Subject to the restrictions and agreements described in Item 4 above, Motient has the sole power to vote (or to direct the vote) and the sole power to dispose (or to direct the disposition) of these shares.


         As of the date of this Statement, Motient is deemed to beneficially own an aggregate of 14,757,262 shares of Class A Stock, which represents approximately 25.4% of the Issuer's Class A Stock outstanding after assuming the issuance of the 13,905,019 shares of Class A Stock upon conversion of the Class B Stock owned by Motient.

         As described above in Item 4, all of the shares of Class B Stock and Class A Stock owned by Motient are pledged to Motient's bank lenders and guarantors, to secure Motient's obligations under its term and revolving credit facilities. In addition, certain of the shares of Class B Stock and Class A Stock owned by Motient are pledged to RMG to secure Motient's obligations under the RMG Note. The lien granted to RMG has priority, with respect to the shares covered by such lien, over the liens granted on such shares to the bank lenders and guarantors.

         To the best knowledge of Motient, only the following executive officers and directors of Motient beneficially own shares of Class A Stock of the Issuer:



         Dennis W. Matheson                                   700 shares
         Billy J. Parrott                                   6,000 shares
         Gary M. Parsons                                  220,651 shares
         Walter V. Purnell, Jr.                            26,000 shares
         Andrew A. Quartner                                16,000 shares
         Randy S. Segal                                    38,757 shares
         Jack A. Shaw                                      26,757 shares
         W. Bartlett Snell                                    665 shares


         In each case, the number of shares of Class A Stock owned by the persons listed above constitutes less than 1% of the outstanding Class A Stock of the Issuer. Of the shares set forth above, all such shares are beneficially owned directly or indirectly by the persons named, except that (i) all of the shares indicated for Mr. Shaw, 36,757 of the shares indicated for Ms. Segal, 10,000 of the shares indicated for Mr. Purnell, and 160,542 of the shares indicated for Mr. Parsons represent shares of Class A Stock which such persons have the right to acquire pursuant to options which are exercisable currently,
(ii) 2,000 of the shares indicated for Ms. Segal are held in trust for the benefit of her children and for which Ms. Segal disclaims beneficial ownership, and (iii) 45 of the shares of Class A Stock indicated for Mr. Snell are held in trust for the benefit of Mr. Snell's child and for which Mr. Snell disclaims beneficial ownership. In addition, the shares indicated for Mr. Parsons do not include 5,393 shares held in trust for which Mr. Parson's wife is trustee and for which Mr. Parsons disclaims beneficial ownership. Except as set forth above, to the best knowledge of Motient, no executive officer or director of Motient beneficially owns any shares of Class A Stock of the Issuer or has the right to acquire such shares. Motient expressly disclaims beneficial ownership of the shares of Class A Stock shown as owned by the persons identified in the above table.

         Motient  may be deemed to be a part of a group  (within  the meaning of
Section 13(d) of the Exchange Act) that is composed of the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Motient Corporation ("Motient"); (5) Telcom-XM Investors, L.L.C. ("Telcom"); (6) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (7) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (8) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P.
("Columbia Capital Equity")and Columbia XM Satellite Partners III, LLC ("Columbia XM Satellite and together with Columbia XM Radio and Columbia Capital Equity, "Columbia"); (9) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); and (10) American Honda Motor Co., Inc. ("Honda"). Motient expressly disclaims beneficial ownership of the shares of Class A Stock of the Issuer held by the other members of the group, and the filing of this Statement by Motient shall not be construed as an admission by Motient that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Stock of the Issuer held by the other members of the group.

         Based solely upon the Available Data, Motient believes that the members of the group beneficially owned the number of shares of Class A Stock of the Issuer set forth in the table below as of the date of this Statement, constituting in each case that percentage of the Class A Stock of the Issuer outstanding as of the date of this Statement set forth in the table. The Issuer's Series A convertible preferred stock is convertible into Class A Stock on a one-for-one basis. The Issuer's Series C Preferred Stock is convertible into shares of Class A Stock at the current conversion price of $22.93.


Name of Beneficial Owner     Number of Shares            Percentage

Motient                          14,757,262                 25.4%
General Motors                   12,026,505                 21.5%
Clear Channel                     8,329,877                 18.8%
DIRECTV                           6,473,253                 12.8%
Madison Dearborn                  5,076,629                 10.9%
Columbia                          3,696,627                  8.2%
Baron                             2,810,999                  6.1%
AEA                               2,760,003                  5.9%
Telcom                            2,411,211                  5.4%
Honda                             2,300,003                  4.9%

         A trust for the benefit of the minor children of Gary M. Parsons, Chairman of the Board of Directors of Motient and the Issuer, owns a minority membership interest in Columbia and a minority participatory interest in each of M-D Capital Partners and M-D Special Equity. Mr. Parsons disclaims beneficial ownership of these interests.

         Except for the transactions reported in this Statement, Motient has not engaged in any other transactions in the Issuer's Class A Stock within the past 60 days.

         Motient has reported the following transactions: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM

Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"), (3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of Class B Stock and as a result, Motient owned 125 shares of Class B Stock of the Issuer, which constituted 100% of the outstanding Class B Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by Motient in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Stock and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Stock, (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Issuer's Class A Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund, (8) effective January 12, 2001, Motient effected the conversion of 2,652,243 shares of Class B Stock owned by it into an equal number of shares of Class A Stock, (9) on January 16, 2001, Motient entered into an agreement to sell 1,000,000 shares of Class A Stock to Bear, Stearns & Co., Inc., at a price of $17.04 per share, (10) on February 9, 2001, Motient entered into an agreement to sell 1,000,000 shares of Class A Stock to Bear, Stearns & Co., Inc., at a price of $16.50 per share, and (11) on April 2, 2001, Motient entered into the RMG Note Agreement described in Item 6 below and in connection with such agreement, Motient pledged certain of its shares of Class B Stock and Class A Stock to RMG.


         Motient is not aware of any other transactions in shares of Class A Stock of the Issuer that were effected within the past 60 days by any of General Motors, DIRECTV, Clear Channel, Columbia, Telcom, Madison Dearborn, AEA, Honda or Baron, other than as may have been publicly reported by the Issuer or such other person.

         Motient does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock of the Issuer beneficially owned by Motient.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


         Item 6 is amended and restated in its entirety as follows:


Shareholders' Agreement

Set forth below is a description of certain material provisions of the Shareholders' Agreement:

Governance Provisions. In connection with the FCC's approval on December 21, 2000 of the transfer of control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors currently consists of ten members, one of whom will be selected by Telcom, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by AEA Investors, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

Conversion of Class B Stock to Class A Stock. The Class B Stock owned by Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by Motient.

Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

Restrictions on Transfer of Securities. As described in Item 4 above, shares of Class B Stock are transferable only upon conversion into shares of Class A Stock.

Registration Rights Agreement

In addition to the contracts and agreements described above and in Item 4 above, Motient has certain registration rights with respect to the Securities, pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"), by and among the Issuer, Motient and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

Note Purchase Agreement with Rare Medium Group, Inc.

As described above in Item 4, on April 3, 2001 Motient issued a $25 million note (the "RMG Note") to Rare Medium Group, Inc. ("RMG"), pursuant to a Note Purchase Agreement between Motient and RMG dated as of April 2, 2001 (the "RMG Note Agreement"). The RMG Note is payable in cash or shares of Class A Stock owned by Motient, and is also exchangeable at the option of RMG into shares of Class A Stock owned by Motient. Motient may, under certain circumstances, issue an additional note to RMG of up to $25 million (the "Second RMG Note"), on substantially the same terms as the RMG Note. As described above in Item 4, the RMG Note is secured by a first priority lien on all of the 852,243 shares of Class A Stock and 2,147,757 shares of the Class B Stock owned by Motient. For further details regarding the liens granted with respect to such shares, please see the discussion under Item 4 above.

In the RMG Note Agreement, Motient agreed that the Second RMG Note will be secured by a first priority lien on an additional 2,000,000 shares of Class B Stock owned by Motient, subject to the release of liens on such shares currently held by Motient's bank facility guarantors as described in Item 4 above.

Because the terms of the RMG Note provide that it may be paid in shares of Class A Stock, or may be exchanged by RMG for shares of Class A Stock, and because the number of shares of Class A Stock to be delivered may depend on the then-current market value of the Class A Stock, it is possible that Motient could deliver more shares of Class A Stock to RMG than the 3,000,000 shares pledged to RMG to secure Motient's obligations under the RMG Note, as described in Item 4 above. The delivery of more than 3,000,000 shares would, however, be subject to the release of liens on such shares currently held by Motient's bank lenders and bank facility guarantors.

The RMG Note Agreement contains a covenant relating to sales of assets by Motient which limits the ability of Motient to sell shares of Class B Stock owned by it.

Motient also agreed in the RMG Note Agreement that if it makes an offering involving its equity or derivative securities (including securities of Motient or the Issuer) while the RMG Note remains outstanding, RMG will have a right of first refusal to participate in such offering.

In connection with the RMG Note Agreement, Motient transferred its piggyback and shelf registration rights associated with the shares of Class A Stock that may be delivered to RMG under the terms of the RMG Note. In addition, if RMG receives at least 3 million of such shares upon prepayment, exercise of its exchange rights or otherwise pursuant to the RMG Note, and there is not in effect on the 180th day following delivery of such shares an effective registration statement permitting RMG to resell such shares, then Motient will transfer to RMG one of its "demand" registration rights under the Registration Rights Agreement described above. Motient also agreed not to transfer, encumber or exercise such demand registration right prior to the earlier of (x) the transfer to RMG of such demand registration rights or (y) such time that all obligations in respect of the RMG Note shall have been satisfied in full and less than 3 million shares of Class A Stock shall have been delivered in connection therewith.


Item 7.        Material to be filed as Exhibits

Exhibit 4 Note Purchase Agreement, dated as of April 2, 2001, between Motient and Rare Medium Group, Inc. (filed herewith)

Exhibit 5 Stock Pledge Agreement, dated as of April 3, 2001, between Motient and Rare Medium Group, Inc. (filed herewith)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                            MOTIENT CORPORATION



                                            By: /s/ Randy S. Segal
                                                --------------------------------
                                            Name: Randy S. Segal
                                            Title: Senior Vice President and
                                                   General Counsel

Date:    April 11, 2001